U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                              WAL-MART STORES, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


                              CtW INVESTMENT GROUP


May 19, 2014

Please vote AGAINST the Advisory Vote to Approve Named Executive Officer Compensation and AGAINST Director Linda S. Wolf at Wal-Mart, Inc.'s (NYSE: WMT) Annual Meeting on June 6, 2014.

Dear Wal-Mart, Inc. Shareholder:

Despite the Compensation, Nominations, and Governance Committee ("CNGC")'s claim that it seeks to align pay with performance, Wal-Mart executives continue to receive outsized compensation while performance declines. According to Equilar, Wal-Mart this year ranks 2nd among its peers in pay, but last in total shareholder returns, and over the past three years Wal-Mart's CEO's target pay has ranked at the 72nd percentile while its total shareholder return is in just the 22nd percentile. As it has in the past, this year the Wal-Mart board's CNGC has lowered performance targets and made numerous after-the-fact adjustments to its performance measures that have resulted in this stark divergence between pay and performance:

  - Targeted levels for performance measures including Return on Investment ("ROI"), Operating Income Growth, and Total Company Revenue Growth have all been reduced - concurrent with declining performance. The ROI target, the main metric determining the vesting of Wal-Mart's equity grants to executives, has been steadily reduced for the past six years.

  - Wal-Mart makes numerous adjustments to the performance measures it employs, many of which are of dubious merit. For instance, this year the CNGC has adjusted its targeted performance measures in light of reductions in SNAP benefits, a legislative change that was not only widely anticipated, but which Wal-Mart's US CEO had previously dismissed as an obstacle to strong sales, and, indeed, was supported by elected officials to whose campaigns the Wal-Mart PAC has contributed.

  - In FY2014, Wal-Mart's annual Cash Incentive Plan payments provided to its former and current CEO exceeded 50% of the targeted payout, even though the company achieved less than 25% of targeted performance on the metrics applied to the CEOs, even after the generous adjustments applied to the company's actual performance on this metric.

  - In FY2014, Wal-Mart inexplicably provided large, "special" restricted stock grants to executives over and above the equity awards provided by its established program, which it explained only by reference to "retention," and despite these executives having already received at least $7 million in restricted stock over the past two years.

The unbalanced manner in which the Wal-Mart board and the CNGC in particular have overseen management of human capital is stark: new CEO C. Douglas McMillon is being paid 1,142 times the estimated pay of the company's share price now having underperformed the S&P 500 by 20 percentage points over the past 10 years, 50 percentage points over the past 5 years, and 17 percentage points in the past year alone, it is urgent for shareholders to send a clear message that a balanced approach to human capital management is overdue. As Chair of the CNGC since 2008, director Linda S. Wolf bears particular responsibility for the large disconnect between Wal-Mart's executive pay and its performance.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members - to enhance long-term shareholder value through active ownership. These funds invest over $200 billion in the global capital markets and are substantial investors in Wal-Mart.

MOVING THE GOAL POSTS

The Wal-Mart board's CNGC has repeatedly lowered the levels of the financial metrics it targets for performance-related-pay purposes, and has done so again this year. Figure one below illustrates this problem as it relates to Return on Investment, one of two metrics used to determine vesting of performance shares for Wal-Mart's executives:


                         CEO PAY AT WMT: LOWERING THE BAR
                     Return on Investment: Actual vs. Target

               2007    2008    2009    2010    2011    2012    2013    2014

Threshold      22%     22%     18%     18.5%   18.66%   8.40%  17.85%  17.23%

Target         23%     23%     20.80%  20%     19.21%  18.95%  18.40%  17.82%

Adjusted ROI   23%     23.05%  20.74%  19.73%  19.19%  18.63%  18.42%  17.30%

Actual (10-K)  19.87%  19.52%  19.29%  19.28%  19.18%  18.61%  18.14%  16.99%


           1900 L Street, NW, Suite 900 Washington, DC   20036
                              202-721-6060
                      www.ctwinvestment group.com

Such repeated lowering of targets defeats the purpose of such targets: to provide executives with clear incentives to achieve performance consistent with long-term shareholder interests. By lowering its targets, the CNGC enables executives to reap large rewards even as shareholders suffer declining performance. This year, the CNGC has also lowered the targets for Operating Income Growth - the sole performance measure utilized by its annual Cash Incentive Plan for its former CEO and a key performance measure for several other named executive officers.

ADJUSTMENTS TO PERFORMANCE MEASURES FURTHER DELINK PAY FROM PERFORMANCE

Additionally, Wal-Mart adjusts the performance measures it targets both for its annual Cash Incentive Plan and for its performance share units, to exclude a variety of costs associated with store closings in Brazil and China, the termination of its joint venture in India, restructuring of Sam's Club's staff, and - according to the CNGC "most [significantly]" - for reductions in federal SNAP (food stamps) benefits and delayed store openings. It is hard to understand why the CNGC believes these adjustments should be made, given that the decision to close stores or restructure staffing at a company segment are very much under the control of executives, and presumably reflect strategic judgments for which executives should be accountable. Its seems especially inexplicable to adjust performance-related pay for reductions in SNAP benefits, since the company could reasonably have anticipated that the reductions were coming when performance-related pay targets were set and since Wal-Mart's PAC - presumably with the knowledge and approval of executives who have contributed to it - has supported candidates calling for reductions in public spending generally and SNAP in particular. Moreover, it is clear that the effect of these adjustments is to make performance appear substantially better than it would if the targeted metrics were calculated in line with GAAP.


                 WAL-MART TOTAL COMPANY OPERATING INCOME GROWTH
                               Actual vs. Adjusted

               Y08    Y09    Y10    Y11    Y12    Y13    Y14

Adjusted       7.50%  8.91%  8.60%  4.80%  3.00%  5.70%  1.00%

Actual 	       6.6%   3.9%   5.4%   6.4%   4.0%   4.7%   -3.3%



                        WAL-MART US OPERATING INCOME GROWTH
                               Actual vs. Adjusted

                      Y09    Y10    Y11    Y12    Y13    Y14

Adjusted              8.91%  8.60%  4.80%  3.00%  5.70%  1.00%

Actual                7.1%   4.0%   2.1%   2.3%   5.4%   4.0%



                  WAL-MART INTERNATIONAL OPERATING INCOME GROWTH
                               Actual vs. Adjusted

                      Y09    Y10    Y11    Y12    Y13

Adjusted              11.49% 10.99% 10.20%  6.20% 11.70%

Actual                 3.6%   1.9%  10.8%  10.9%    8.3%



EXCESSIVE ANNUAL CASH INCENTIVE PAYMENTS GIVEN PERFORMANCE MISSES

In FY2014 Wal-Mart fell short of targeted performance on 4 of the 5 measures used in determining the annual Cash Incentive payments; nevertheless, executives still received large payouts under this program. For instance, former CEO Michael Duke's annual Cash Incentive award was determined fully by Total Company Operating Income Growth, a measure which in FY2014 was actually negative, but, even after the CNGC's upward adjustments, achieved only 24% of the target set by million, equivalent to 207% of salary and 64% of his targeted payout. Similarly, current CEO McMillon's annual Cash Incentive Plan performance measure was comprised of 50% of Total Company Operating Income Growth and 50% International Operating Income Growth, which, after adjustments, achieved only 24% of its targeted level. Mr. McMillon's $1.03 million payment equaled 54% of his targeted Cash Incentive payout. We have great difficulty understanding how the CNGC can justify claiming that these payments are based on performance measures when achievement of less than 25% of targeted performance produced a payment over 50% of its targeted level.


THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.

LARGE "SPECIAL" RESTRICTED STOCK GRANTS SEEM UNNECESSARY FOR RETENTION

Over the past three years, executives William S. Simon, Charles M. Holley, Neil
M. Ashe, and Rosalind G. Brewer have each been granted restricted stock valued at $19.2 million, $12.8 million, $25.6 million, and $20 million, respectively. In addition to these grants, this year the CNGC believed it was necessary and appropriate to grant additional restricted stock to these executives, providing Mr. Simon with a grant of $2.5 million, Mr. Ashe with $2 million, and Mr. Holley and Ms. Brewer with $1 million each. The CNGC stated that these special restricted stock grants were intended mainly for retention purposes, but it is exceedingly difficult to imagine how these grants would provide any such benefit to shareholders, given the very large amounts of stock already granted to these executives.

Over and over again, the Wal-Mart board and the CNGC in particular have demonstrated a thoroughly unbalanced approach to human capital management: they have found numerous mechanisms to delink pay from performance, and provide scant if not implausible explanations for their decisions. Consequently Wal-Mart has one of the highest CEO pay ratios in the United States, even while its same-store sales decline and its stock price lags. We urge you to join us in insisting that the CNGC take a new, balanced approach by Voting Against the Advisory Vote to Approve Named Executive Officer Compensation, and Voting AGAINST the re-election of director Linda S. Wolf at Wal-Mart, Inc.'s
(NYSE: WMT) Annual Meeting on June 6, 2014.

Sincerely,

/S/

Dieter Waizenegger
Executive Director, CtW Investment Group


           1900 L Street, NW, Suite 900 Washington, DC   20036
                              202-721-6060
                      www.ctwinvestment group.com

                  WAL-MART INTERNATIONAL OPERATING INCOME GROWTH
                               Actual vs. Adjusted

                      Y09    Y10    Y11    Y12    Y13

Adjusted              11.49% 10.99% 10.20%  6.20% 11.70%

Actual                 3.6%   1.9%  10.8%  10.9%    8.3%


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